UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

Arabella Exploration, Inc.
(Name of Issuer)

Ordinary Shares, $0.001 par value
(Title of Class of Securities)

G5693V 105
(CUSIP Number)

             December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1 (b)

☐      Rule 13d-1 (c)

☒      Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5693V 105	13G/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Hauser Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,278,428(1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON	8	SHARED DISPOSITIVE POWER 3,278,428 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,278,428 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 41.2%
12	TYPE OF REPORTING PERSON* PN

(1) Includes 2,932,500 shares issuable upon exercise of 2,932,500 ordinary share purchase warrants owned by the reporting person. Each warrant is exercisable for one ordinary share of the Issuer at an exercise price of $5.00 per share commencing on December 24, 2013 and will expire on the earlier of (i) December 24, 2016 and (ii) their redemption.

CUSIP No. G5693V 105	13G/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Mary Jane Hauser
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,303,428 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON	8	SHARED DISPOSITIVE POWER 3,303,428 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,303,428 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 41.4%
12	TYPE OF REPORTING PERSON* IN

(1) Includes (i) 2,932,500 shares issuable upon exercise of 2,932,500 ordinary share purchase warrants owned by the reporting person, and (ii) 25,000 shares issuable upon exercise of 25,000 options that are exercisable within 60 days of December 31, 2014 and which are owned by the reporting person’s spouse, Richard J. Hauser, a director of the Issuer. Each warrant is exercisable for one ordinary share of the Issuer at an exercise price of $5.00 per share commencing on December 24, 2013 and will expire on the earlier of (i) December 24, 2016 and (ii) their redemption. The options are exercisable at $6.15 per share and expire on May 5, 2019.

CUSIP No. G5693V 105	13G/A	Page 4 of 6 Pages

Item 1.

(a)	Name of Issuer:

Arabella Exploration, Inc.

(b)	Address of Issuer's Principal Executive Offices:

500 W. Texas Avenue Suite 1450 Midland, Texas 79701

Item 2.

(a)	Name of Person Filing:	Hauser Holdings LLC
Mary Jane Hauser

(b)	Address of Principal Business Office or if none, Residence:

Hauser Holdings LLC and Mary Jane Hauser 50 South Sixth Street Minneapolis, Minnesota 55402

(c)	Citizenship:	Hauser Holdings LLC—Delaware
Mary Jane Hauser—United States of America

(d)	Title of Class of Securities:	Ordinary Shares, $0.001 par value

(e)	CUSIP Number:	G5693V105

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

Hauser Holdings LLC—3,278,428. Includes 2,932,500 shares issuable upon exercise of 2,932,500 ordinary share purchase warrants owned by the Hauser Holdings LLC. Each warrant is exercisable for one ordinary share of the Issuer at an exercise price of $5.00 per share commencing on December 24, 2013 and will expire on the earlier of (i) December 24, 2016 and (ii) their redemption.

Mary Jane Hauser— 3,303,428. Includes (i) 2,932,500 shares issuable upon exercise of 2,932,500 ordinary share purchase warrants owned by the reporting person, and (ii) 25,000 shares issuable upon exercise of 25,000 options that are exercisable within 60 days of December 31, 2014 and which are owned by the reporting person’s spouse, Richard J. Hauser, a director of the Issuer. Each warrant is exercisable for one ordinary share of the Issuer at an exercise price of $5.00 per share commencing on December 24, 2013 and will expire on the earlier of (i) December 24, 2016 and (ii) their redemption. The options are exercisable at $6.15 per share and expire on May 5, 2019.

Mary Jane Hauser is the sole shareholder of Hauser Holdings LLC.

CUSIP No. G5693V 105	13G/A	Page 5 of 6 Pages

(b)	Percent of Class:

Hauser Holdings LLC—41.2%.

Mary Jane Hauser—41.4%.

The percentages are calculated based on 5,020,303 ordinary shares outstanding as of December 31, 2014.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Hauser Holdings LLC—0
Mary Jane Hauser—0

(ii)	shared power to vote or to direct the vote:

Hauser Holdings LLC—3,278,428
Mary Jane Hauser—3,303,428

(iii)	sole power to dispose or to direct the disposition of:

Hauser Holdings LLC—0
Mary Jane Hauser—0

(iv)	shared power to dispose or to direct the disposition of:

Hauser Holdings LLC—3,278,428
Mary Jane Hauser—3,303,428

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

CUSIP No. G5693V 105	13G/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2015

HAUSER HOLDINGS LLC

By:	/s/ Mary Jane Hauser
Name: Mary Jane Hauser
Title: Manager

/s/ Mary Jane Hauser
Mary Jane Hauser